Exhibit 99.2

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION MCh$ Operational results MCh$ Principal assets 383,900 Net interest income 2,116,671 Cash and deposits in banks 170,339 Net fee and commission income 38,118,072 Loans and accounts receivables from customers and banks, net 96,138 Result from financial operations 209,454 Loans and accounts receivables from customers at fair value, net 650,377 Total operating income 11,699,512 Financial instruments (149,379) Provision for loan losses 11,365,723 Financial derivative contracts (286,942) Support expenses 5,977,425 Other asset ítems (750) Other results 69,486,857 Total assets 213,306 Income before tax (14,077) Income tax expense MCh$ Principal liabilities 199,229 Net income for the period 14,389,386 Deposits and other demand liabilities 13,550,341 Time deposits and other time liabilities Attributable to: 9,873,882 Issued debt and regulatory capital instruments 193,588 Equity holders of the Bank 13,633,533 Financial derivative contracts 5,641 Non - controlling interest 13,911,376 Other liabilities ítems 4,128,339 Total equity 69,486,857 Total liabilities and Equity Equity attributable to: 4,013,153 Equity holders of the Bank 115,186 Non - controlling interest BANCO SANTANDER - CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of April 30, 2023 The principal balances and results accumulated for the period ending April 2023 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. Chief Accounting Officer ROMAN BLANCO R. Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Abril de 2023

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de abril de 2023 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.116.671
Créditos y cuentas por cobrar a clientes y bancos	38.118.072
Créditos y cuentas por cobrar a clientes a valor razonable	209.454
Instrumentos financieros	11.699.512
Contratos de derivados financieros	11.365.723
Otros rubros del activo	5.3977.425
Total Activos	**69.486.857**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.389.386
Depósitos y otras captaciones a plazo	13.550.341
Instrumentos de deuda y capital regulatorio emitidos	9.873.882
Contratos de derivados financieros	13.633.533
Otros rubros del pasivo	13.911.376
Total patrimonio	4.128.339
Total Pasivos y Patrimonio	**69.486.857**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.013.153
Interés no controlador	115.186

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	383.900
Ingresos neto de comisiones	170.339
Resultado de operaciones financieras	96.138
Total ingresos operacionales	**650.377**
Gasto de pérdidas crediticias	(149.379)
Gastos de apoyo	(286.942)
Otros resultados	(750)
Resultado antes de impuesto	**213.306**
Impuesto a la renta	(14.077)
Utilidad consolidada del periodo	**199.229**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	193.588
Interés no controlador	5.641

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1 , 2022 issued by the Financial Market Commission (FMC) . The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions . The FMC is the banking industry regulator according to article 2 of the General Banking Law . which by General Regulation establishes the accounting principles to be used by the banking industry . For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) . If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence . ¿Qué podemos hacer por ti hoy?